FORM 6-K


S E C U R I T I E S   A N D   E X C H A N G E   C O M M I S S I O N
                     Washington, D.C. 20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
            Under the Securities Exchange Act of 1934

          For the quarterly period ended March 31, 2002
                Commission file number 333-77633


               CAPITAL ENVIRONMENTAL RESOURCE INC.
     (Exact name of registrant as specified in its charter)


                       1005 Skyview Drive
              Burlington, Ontario, Canada  L7P 5B1
            (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F ____X_______    Form 40-F ___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
___________

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ___________     No ____X_______





               CAPITAL ENVIRONMENTAL RESOURCE INC.


                        INDEX TO FORM 6-K
            FOR THE THREE MONTHS ENDED MARCH 31, 2002


PART 1    FINANCIAL INFORMATION

          Financial Statements

          Consolidated Balance Sheets as at March 31,  2002  and
          December31, 2001......................................     	4

          Consolidated Statements of Operations and Comprehensive
	  Income(Loss) for the three month periods ended
	  March 31, 2002 and 2001...............................	6

          Consolidated Statements of Stockholders' Equity for the
	  three month period ended March 31,2002................	7

          Consolidated  Statements of Cash Flows for  the  three
	  month periods ended March 31, 2002 and 2001...........        8

          Notes to Consolidated Financial Statements............        9

          Management's Discussion and Analysis of Financial
          Condition and Results of Operations...................       17

          Quantitative and Qualitative Disclosures about  Market
	  Risk..................................................       24


PART II   OTHER INFORMATION

          Legal Proceedings.....................................       25

          Defaults Upon Senior Securities.......................       26

          Submission of Matters to a Vote of Security Holders...       26

          SIGNATURES............................................       27

                   FORWARD LOOKING STATEMENTS

      Certain statements included in this Form 6-K, including, without limitation, information appearing under, "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC could affect the Company's actual results and could cause the Company's actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

PART 1          FINANCIAL INFORMATION
_________________________________________________________________


               CAPITAL ENVIRONMENTAL RESOURCE INC.
                   CONSOLIDATED BALANCE SHEETS
                  (In thousands of U.S. dollars)

                                                As at       As at
                                              March 31,  December 31,
                                                 2002       2001
                                             ___________  _________
                                             (unaudited)  (audited)
                              ASSETS

Current assets
 Cash and cash equivalents                    $  11,553   $   2,469

 Accounts receivable - trade (net of
  allowance for doubtfulaccounts of $160;
  December 31, 2001 - $507)                       9,815      10,620


 Prepaid expenses and other current
  assets                                          2,350       4,340
                                              _________   _________
Total current assets                             23,718      17,429

Property and equipment,net                       52,616      36,708

 Goodwill                                        67,526      54,489

 Other intangibles and non-current assets
  (Note 4)                                        2,540       2,026
                                              _________   _________

Total assets                                  $ 146,400   $ 110,652
                                              =========   =========







   See accompanying Notes to Consolidated Financial Statements

                CAPITAL ENVIRONMENTAL RESOURCE INC.
                    CONSOLIDATED BALANCE SHEETS
                  (In thousands of U.S. dollars)

                                                  As at       As at
                                                March 31,  December 31,
                                                   2002        2001
                                               ___________ ____________
                                               (unaudited)  (audited)
               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
 Accounts payable                              $   2,512    $   3,369


 Accrued expenses and othercurrent liabilities     8,876        8,002


 Current portion of long-term debt (Note 5)          219          256


 Current portion of capital lease obligations        818          798
                                               _________    _________

Total current liabilities                         12,425       12,425

Long-term debt (Note 5)                           53,131       50,973


Capital lease obligations                          2,005        1,341

Deferred tax liability                             4,277            -
                                               _________    _________
                                               $  71,838    $  64,739
                                               _________    _________

Contingencies (Note 6)

Stockholders' Equity
 Common Stock:  23,696,627 issued and
  outstanding (Note 7(a))                         85,173       85,173

 Preferred Stock:  11,320,754 issued and
  outstanding (Note 7(a))                         28,133            -

 Options and warrants (Note 7(b))                  1,022          851

 Accumulated other comprehensive loss             (4,294)      (4,306)

 Deficit                                         (35,472)     (35,805)
                                               _________    _________
Total stockholders' equity                        74,562       45,913
                                               _________    _________
Total liabilities and stockholders' equity     $ 146,400    $ 110,652
                                               =========    =========


   See accompanying Notes to Consolidated Financial Statements

                  CAPITAL ENVIRONMENTAL RESOURCE INC.
 CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
  (In thousands of U.S. dollars; except share and per share amounts)
                              (unaudited)

                       STATEMENTS OF OPERATIONS

                                                    Three Months Ended
                                                        March 31
                                                 ________________________
                                                      2002        2001
                                                 ____________ ___________
Revenues                                         $    19,855  $   25,838

Operating expenses:
   Cost of operations                                 12,545      17,431
   Selling, general and administrative                 3,469       4,416
   Depreciation and amortization                       1,855       2,728
   Costs and provisions for losses related to
    sale of U.S. assets                                    -       3,289
   Foreign exchange loss                                  23       1,135
                                                 ____________ ___________
Income (loss) from operations                          1,963      (3,161)

Interest and financing expense                         1,401       3,494
                                                 ____________ ___________
Income (loss) before income taxes                        562      (6,655)

Income tax provision                                     229         687
                                                 ____________ ___________
Net income (loss)                                $       333  $   (7,342)
                                                 ============ ===========
Basic net income (loss) per common share         $      0.01  $    (1.02)
                                                 ============ ===========
Diluted net income (loss) per common share       $      0.01  $    (1.02)
                                                 ============ ===========
Weighted average number of
 common shares outstanding (Note 8)

   Basic                                          24,073,985   7,196,627
                                                 ============ ===========
   Diluted                                        31,052,553   7,196,627
                                                 ============ ===========
               STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


Net income (loss)                                $       333  $   (7,342)

Other comprehensive income (loss) -
 foreign currency translation adjustments                 12      (1,657)
                                                 ____________ ___________
Comprehensive income (loss)                      $       345  $   (8,999)
                                                 ============ ===========

      See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (In thousands of U.S. dollars)
                           (unaudited)

___________________________________________________________________________________________________________

                                                   Three Months Ended March 31, 2002
___________________________________________________________________________________________________________
                                                                      Accumulated
                                                         Options         other                    Total
                                 Common    Preferred       and       comprehensive            stockholders'
                                 Stock       Stock       warrants         Loss       Deficit     equity
                               __________ ____________ ____________ ______________ __________ _____________
Balance at December 31, 2001     $ 85,173   $        -   $      851    $  (4,306)  $ (35,805)  $   45,913

Issuance of Series 1                    -       28,133            -            -           -       28,133
 Preferred Stock

Compensation expense                    -            -          171            -           -          171

Foreign currency
 translation adjustments                -            -            -           12           -           12

Net Income                              -            -            -            -         333          333
                               __________ ____________ ____________ ______________ __________ ____________
Balance at March 31, 2002        $ 85,173   $   28,133   $    1,022    $  (4,294)  $ (35,472)   $  74,562
                               ========== ============ ============ ============== ========== =============




















   See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (In thousands of U.S. dollars)
                           (unaudited)

                                                                     Three Months Ended
                                                                          March 31
                                                                  ________________________
                                                                       2002        2001
                                                                  ____________ ___________
Cash flows from operating activities
     Net income (loss) for the period                             $       333  $   (7,342)
  Adjustments to reconcile net income (loss) to
   net cash flows from operating activities -
     Depreciation and amortization                                      1,855       2,728
     Deferred income taxes                                                (71)        687
     Provision for losses related to sale of U.S. assets                    -       3,289
     Unrealized foreign exchange loss                                      23       1,135
     Amortization of deferred financing costs and other                   814         574
  Changes in operating assets and liabilities, net of effect of acquisitions and divestitures -
     Accounts receivable - trade, net                                   2,044         246
     Prepaid expenses and other current assets                            711       1,666
     Accounts payable and accrued liabilities                          (4,318)        458
     Income and other taxes                                              (365)       (426)
                                                                 _____________ ___________
                                                                        1,026       3,015
                                                                 _____________ ___________
Cash flows from investing activities
     Acquisition of businesses, net of cash acquired                  (20,310)          -
     Capital expenditures                                                (765)       (353)
     Other                                                                 81         430
                                                                 _____________ ___________
                                                                      (20,994)         77
                                                                 _____________ ___________
Cash flows from financing activities
     Proceeds from issuance of long-term debt                           1,888           -
     Principal payments on long-term debt                                (666)       (284)
     Repayment of capital lease liability                                (300)     (1,199)
     Short-term bank indebtedness                                           -        (595)
  Net proceeds from issuance of preferred shares                       28,133           -
                                                                 _____________ ___________
                                                                       29,055      (2,078)
                                                                 _____________ ___________

Effect of exchange rate changes on cash and cash equivalents               (3)         33

Increase in cash and cash equivalents                                   9,084       1,047

Cash and cash equivalents at beginning of period                        2,469           -
                                                                 _____________ ___________
Cash and cash equivalents at end of period                       $     11,553  $    1,047
                                                                 _____________ ___________

SUPPLEMENTARY INFORMATION ON NON-CASH TRANSACTIONS

     Other long-term liabilities assumed in acquisition          $        896  $        -
                                                                 _____________ ___________
     Assets acquired under capital leases                        $        986  $        -
                                                                 _____________ ___________
     Cash paid for interest                                      $        736  $    2,160
                                                                 _____________ ___________
     Cash paid for income taxes                                  $        365  $      426
                                                                 _____________ ___________


   See accompanying Notes to Consolidated Financial Statements

               CAPITAL ENVIRONMENTAL RESOURCE INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE THREE MONTHS ENDED MARCH 31, 2002
                 (In thousands of U.S. dollars)

1.   Basis of Presentation

      The accompanying unaudited condensed interim consolidated financial statements include the accounts of Capital Environmental Resource Inc. and its subsidiaries (the "Company") as of March 31, 2002 and for the three month periods ended March 31, 2002 and 2001. All significant intercompany transactions and balances have been eliminated.

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in the United States. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed in the preparation of these interim consolidated financial statements are consistent with those followed in the Company's annual consolidated financial statements for the year ended December 31, 2001, filed on Form 20-F, except as described in Note 2. Operating results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

     The Company's consolidated balance sheet as of March 31, 2002, and the consolidated statements of operations and comprehensive income (loss), cash flows and stockholders' equity for the three months ended March 31, 2002 and 2001 are unaudited. In the opinion of management, such consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position, results of operations, and cash flows for the periods presented. These consolidated financial statements should be read in conjunction with the Company's annual report for fiscal 2001 filed on Form 20-F.

2.   Adoption of New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets, including those meeting new recognition criteria under the Statement, will continue to be amortized over their estimated useful lives.

      The Company fully adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. The Company tests goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In the first quarter of 2002, the Company performed the first of the required impairment tests of goodwill based on the carrying values as of January 1, 2002. As a result of performing the test for potential impairment, the Company determined that no impairment existed as of January 1, 2002 and therefore, it was not necessary to write down any of its goodwill.

     Amortization of goodwill in the three months ended March 31, 2001 was $0.58 million. Had this accounting policy change been made retroactively, the Company's net loss for the three months ended March 31, 2001, adjusted for the non-amortization provisions of Statement No. 142, would have been $6.76 million. Basic and diluted loss per share for the period ended March 31, 2001, after adjusting for the non-amortization of goodwill, would have been $0.94 and $0.94, respectively.

     Effective January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the Company's financial statements and related disclosures.

3.   Acquisitions

       On  February  6,  2002,  the  Company  purchased  all  the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) is payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common Shares based on an agreed price of $3.85 per Common Share. The additional consideration, which is non-interest bearing and has been discounted at a rate of 6.0%, is included in accrued liabilities (Note 9(c)). The Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition.

      The WSI business consists of two solid waste collection companies and one landfill, operating in the Ottawa and Brockville area of south eastern Ontario. The acquisition, which resulted in goodwill of $12.9 million; is expected to result in substantial synergies to the Company's existing facilities in the Ottawa area and also provides a secure disposal site for the Company. The Company also purchased an additional solid waste collection company at the end of March for $0.48 million in cash. The operating results of the acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were accounted for by the purchase method of accounting.

Details of the net assets acquired are as follows:

_________________________________________________________________
                                       WSI      Other     Total
_________________________________________________________________
   Working capital                 $  1,278   $      -  $ 1,278
   Property and equipment            15,709        287   15,996
   Customer contracts and lists       1,179         52    1,231
   Non-competition agreements            38         18       56
   Goodwill                          12,973        123   13,096
   Long-term liabilities               (896)         -     (896)
   Deferred tax liability            (4,362)         -   (4,362)
_________________________________________________________________
   Total                           $ 25,919   $    480  $26,399
_________________________________________________________________

     The purchase prices have been allocated to the identified intangible assets acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, "allocation period" for finalizing purchase price allocations generally does not exceed one year from the date of consummation of an acquisition.

      The following unaudited condensed pro forma consolidated statement of operations data shows the results of the Company's operations for the three months ended March 31, 2002 and 2001 as if the acquisitions had occurred at the beginning of the periods presented:

_________________________________________________________________
   (unaudited)                                  2002       2001
_________________________________________________________________
Statement of operations data
  Revenue                                    $ 20,591   $ 27,881
  Income (loss) from operations                 1,959     (2,489)
  Net income (loss)                               325     (7,296)

  Basic net income (loss) per common share       0.01      (0.39)

  Diluted net income (loss) per common share     0.01      (0.39)


Pro forma weighted average number of shares

  Basic                                    24,073,985  18,517,381
  Diluted                                  35,832,427  18,517,381
_________________________________________________________________

     These unaudited condensed pro forma consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

4.   Other Intangible Assets and Non-current Assets

      Other intangible assets and non-current assets, exclusive of goodwill, consist of the following as of March 31, 2002:

________________________________________________________________________
                                                  Accumulated   Net book
                                          Cost   amortization    value
________________________________________________________________________
Amortizable intangible assets
  Customer contracts and lists          $ 1,288    $    36      $  1,192
  Deferred financing costs                4,289      3,475           814
  Non-competition agreements and other    2,652      2,118           534
________________________________________________________________________
Total                                   $ 8,169    $ 5,629      $  2,540
________________________________________________________________________

     Customer   contracts  and  lists  are  amortized  over   the
estimated useful lives, averaging from 3 to 10 years.

     Amortization expense for the period ended March 31, 2002 was $723 million. Estimated future amortization per year for the next five fiscal years based on existing intangibles is as follows:

                    2002............$   1,159
                    2003............$     378
                    2004............$     336
                    2005............$     285
                    2006............$     382

5.   Long-term Debt

      Long-term  debt  at March 31, 2002 and  December  31,  2001 consists of the following:

_____________________________________________________________________
                                                As at        As at
                                              March 31,   December 31,
                                                2002         2001
                                             (unaudited)   (audited)
_____________________________________________________________________
Senior debt                                  $  52,023    $  50,803
Other subordinated promissory notes payable         63           63
Other long-term liabilities                      1,264          363
_____________________________________________________________________
                                                53,350       51,229
Less:  current portion                             219          256
_____________________________________________________________________
                                             $  53,131    $  50,973

      The significant terms under the Company's senior debt facility are fully described in Note 7 to the Company's annual consolidated financial statements for the year ended December 31, 2001 as filed on Form 20-F. As described therein, as at December 31, 2001 and continuing as at March 31, 2002, the Company was in breach of certain of its obligations under the senior debt facility.

      Subsequent to March 31, 2002, the Company concluded the refinancing of its senior debt facility as more fully described in note 9(a). Accordingly, based on the conditions and repayment terms of the new facility, the senior debt is classified as a long-term obligation in these consolidated financial statements.

6.   Contingencies

     a)   Environmental risks

     The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. The Company may also be subject to liability for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal was arranged by the Company or its predecessors.

     Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's financial condition, results of operations or cash flows. As at the date of these consolidated financial statements, the Company is not aware of any such environmental liabilities that would be material to the Company's operations or financial condition.

     b)   Legal proceedings

     In  the  normal course of the Company's business  and  as  a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

     In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business. However, there are no current proceedings or litigation involving the Company that the Company believes will have a material adverse impact on the Company's business, financial condition, results of operations or cash flows.

7.   Capital Stock

     a)   Changes in Capital Stock:

     Common and Preferred Stock

     On February 6, 2002, the Company completed the sale to certain investors, including some of the Company's directors and officers, of 11,320,754 Series 1 Preferred Stock at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million. Included in costs of the financing were fees of $1.3 million paid to a company which is an affiliate of a director for financial advisory services.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002, the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares.

______________________________________________________________________
                                 March 31, 2002     December 31, 2001
                                Shares    Amount    Shares     Amount
______________________________________________________________________
Common Shares                23,696,627  $ 85,173  23,696,627  $85,173
Series 1 Preferred Shares    11,320,754  $ 28,133           -  $     -
______________________________________________________________________

     b)   Stock purchase options and warrants

     Details of warrants and non-employee stock purchase options outstanding at March 31, 2002 and December 31, 2001, as more fully described in the Company's annual consolidated financial statements filed on Form 20-F, are as follows:

____________________________________________________________________________
                                              March 31,      December 31,
                                                2002             2001
                                           Shares   Amount  Shares   Amount
____________________________________________________________________________
Warrants issued to acquire common stock  1,200,000 $1,597  1,200,000 $1,597

Options issued to acquire common stock     100,000    165    100,000    165
                                                   ______            ______
                                                    1,762             1,762
Less unearned compensation                           (740)             (911)
                                                   ______            ______

                                                   $1,022            $  851
____________________________________________________________________________

     In 1997, the Company also issued 123,084 warrants to certain founding stockholders at an exercise price of C$0.007 per share expiring July 15, 2002. At March 31, 2002, the aggregate warrants outstanding entitled holders to purchase 92,312 Common Shares.

     c)   Employee and director stock option plans and option grants

     Details of the Company's 1997 and 1999 Stock Option Plans are
described   in   the   Company's  annual  consolidated   financial
statements filed on Form 20-F.

     The Company's outstanding options are denominated in Canadian and U.S. dollars. During the three months ended March 31, 2002, options to purchase 676,000 Common Shares were granted. These options have exercise prices ranging from C$5.24 to C$9.38. No options were exercised in the period and 46,732 options were terminated. As at March 31, 2002 the aggregate options outstanding entitled holders to purchase 2,500,981 Common Shares at prices ranging from C$4.05 to C$18.05 for the Canadian dollar denominated options and $2.44 to $14.50 for the U.S. dollar denominated options.

      As permitted by the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Company applies APB No. 25 in accounting for options to acquire Common Shares. As a result, no compensation cost has been recognized as options have been granted with exercise prices at fair market value on the date of grant.

8.   Net Income (Loss) Per Share Information

     The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share for the periods ended March
31, 2002 and 2001:

_____________________________________________________________________
                                                    2002      2001
_____________________________________________________________________
Numerator
 Net income (loss)                             $      333  $  (7,342)
_____________________________________________________________________
Denominator
 Weighted average shares outstanding - basic   24,073,985  7,196,627
 Dilutive effect of stock options, warrants
  and outstanding preferred shares              6,978,568          -
_____________________________________________________________________
Weighted average shares outstanding - diluted  31,052,553  7,196,627
_____________________________________________________________________
Basic earnings (loss) per share                $     0.01  $   (1.02)
Diluted earnings (loss) per share              $     0.01  $   (1.02)
_____________________________________________________________________

     The diluted earnings per share calculation for the three months ended March 31, 2001 excludes the conversion of stock options and warrants issued because the impact would have been anti-dilutive.

9.   Subsequent Events

     a)   New senior credit facility

      On June 27 2002, the Company completed a refinancing of its then existing senior debt facility by entering into a new Senior Secured Credit Facility (the "Senior Credit Facility") with a syndicate of financial institutions, including Bank of America, the Canadian Imperial Bank of Commerce and The Bank of Nova Scotia. The Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to C$92.0 million at closing.

      On July 31, the Senior Credit Facility was increased to C$116.0 million when the Toronto-Dominion Bank joined the syndicate. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the total commitment will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime).

     b)   Acquisitions

     Since March 31, 2002, the Company has purchased four hauling operations for total consideration of $4.2 million.

     c)   WSI additional payment

     In  September 2002, the Company elected to pay the  deferred
purchase  price for the acquisition of WSI (Note 3) in cash.   As
of the date of this Report, approximately $3.0 million has been paid.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
__________________________________________________________________

      The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto included elsewhere herein.

Results  of Operations for the Three Months Ended March 31,  2002
and 2001

Operating and Financial Review

Overview

       Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. The Company was founded in May 1997 and began operations in June 1997 when it acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its parent, USA Waste Services, Inc.

      From the time of commencing operations to March 31, 2002, the Company acquired 37 solid waste services businesses in Canada, including 42 collection operations, 13 transfer stations, two landfills, seven recycling processing facilities and a contract to operate two landfills and one transfer station. Between May 1997 and May 2000, the Company acquired nine solid waste services businesses in the United States, all of which were sold in the first and second quarters of 2001. Prior to the disposal of the U.S. operations, the Company operated in two geographic segments, Canada and the United States. Since that date, the Company has one reporting segment that being the waste collection business in Canada.

Recent Developments

Equity issuance

     On February 6, 2002, the Company completed the sale of 11,320,754 shares of Series 1 Preferred shares to certain investors, including some of the Company's directors and officers, at a price of $2.65 per share, resulting in net proceeds to the Company of approximately $28.1 million.

     The  Series 1 Preferred Shares were non-voting and were  not entitled to receive any dividends declared by the Company. The Series 1 Preferred Shares were automatically convertible into fully paid and non-assessable Common Shares on the basis of one Common Share for each Series 1 Preferred Share held, upon approval of the conversion by resolution of the Common shareholders. On March 27, 2002 the shareholders approved the conversion of the outstanding preferred shares and effective as of April 1, 2002, all outstanding Series I Preferred Shares were converted into Common Shares.

Acquisitions

     On February 6, 2002, the Company purchased all of the outstanding shares of Waste Services Inc. ("WSI") and its subsidiaries for $25.5 million, $21.8 million of which was paid in cash at closing. The remainder of the purchase price ($3.7 million) is payable in September 2002 in the form of cash or, at the option of the Company, through the issuance of Common

Shares  based  on an agreed price of $3.85 per Common Share.  The
Company also incurred acquisition costs of approximately $0.5 million in connection with the WSI acquisition.

     As part of the WSI acquisition, the Company acquired a second landfill located on the East side of Ottawa in Ontario. The landfill consists of 79 acres zoned for waste disposal and another 21 acres of contiguous land that is suitable for future expansion. The 79 acre landfill is permitted to accept up to
234,750 tonnes per year of dry waste for disposal. It is estimated that the 79 acre site has capacity for 1.6 million cubic meters and the Company estimates that it has at least 12 years of remaining airspace in the current 79 acre parcel. WSI also has collection operations in the Ottawa area and a collection operation and transfer facility in Brockville, Ontario.

     During March 2002, the Company purchased a hauling operation which was merged with existing operations in Western Canada. The total consideration for this hauling operation was $0.48 million.

New Senior Credit Facility

     On June 27, 2002, the Company completed a refinancing of its then existing senior debt facility by entering into a new Senior Credit Facility. The new Senior Credit Facility is a revolving credit facility denominated in Canadian dollars, which provided for borrowings of up to C$92.0 million at closing. Proceeds from the new Senior Credit Facility were used to repay the previous term debt facility of the Company.

     On July 31, 2002 the Toronto Dominion Bank joined the Senior Credit Facility, increasing the total commitment to C$116.0 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30.0 million prior to December 31, 2003.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003. Based upon the current commitment of C$116.0 million, the facility will decline to C$58.0 million by April 1, 2005. The Senior Credit Facility terminates on June 30, 2005. In addition to scheduled reductions, the Company is required to prepay and reduce the available credit with the proceeds of asset sales and issuances of debt, in each case subject to certain exceptions.

     The Senior Credit Facility may be used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility is collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contains certain financial and other covenants and restrictions regarding, among other things, limitations on capital expenditures, dividends, stock redemptions and investments. Interest rates are based on current market rates plus a fixed margin based on the form of borrowing (Canadian EURO or prime).

Operating Results

      The  following  table sets forth items in the  Consolidated
Statement of Operations as a percentage of revenues and the percentage changes in the dollar amounts of these items compared to the previous year.

___________________________________________________________________
                                                           % Dollar
                                                            Change
___________________________________________________________________
                                                             2002
                                                             Over
Three Months Ended March 31                   2002    2001   2001
___________________________________________________________________
Revenues                                     100.0%  100.0% (23.2)%
Cost of operations                            63.2    67.5  (28.0)
Selling, general and administrative expenses  17.5    17.1  (21.4)
Depreciation and amortization expense          9.3    10.6  (32.0)
Costs and provision for losses
   related to sale of U.S. assets                -    12.7      -
Foreign exchange loss                          0.1     4.4  (98.0)
___________________________________________________________
Income (loss) from operations                  9.9   (12.2)     -
Interest and financing expense                 7.1    13.5  (59.9)
___________________________________________________________
Income (loss) before income taxes              2.8   (25.8)     -
Income tax provision                           1.2    (2.7) (66.7)
___________________________________________________________
Net income (loss)                              1.6   (28.4)     -
___________________________________________________________________

Revenue

      The  sources  of revenue and growth rates are  as  follows:
($thousands)

_______________________________________________________________________________________________

                                                                                      % Growth
                                                                                        Rates
                                                                                         2002
                                                                                         over
Three months ended March 31                                2002             2001         2001
_______________________________________________________________________________________________
Commercial and industrial collection                 $ 12,502  63.0%   $ 14,879 57.6%   (16.0)%
Residential collection                                  3,915  19.7       6,296 24.4    (37.8)
Transfer station and landfill                           2,276  11.5       2,109  8.2      7.9
Commercial and residential recycling                      747   3.7         847  3.2    (11.8)
Contract management and other specialized services        415   2.1       1,707  6.6    (75.7)
_____________________________________________________________________________________
                                                     $ 19,855 100.0%   $ 25,838 100.0%  (23.2)%
_______________________________________________________________________________________________

      Management's estimates of the components of changes in the Company's consolidated revenue are as follows:

_________________________________________________________________
     Three months ended March 31                2002     2001
_________________________________________________________________
     Price                                      1.5%     0.9%
     Volume                                    (2.6)    (2.4)
     Acquisitions, net of divestitures        (18.9)     3.4
     Foreign currency translation              (3.2)    (3.8)
     Other                                        -     (0.1)
_________________________________________________________________
         Total                                (23.2)%   (2.0)%
_________________________________________________________________

      Revenue decreased by $6.0 million, or 23.2%, from $25.8 million in the three months ended March 31, 2001 to $19.8 million in the three months ended March 31, 2002. The decrease in revenue was primarily the result of the divestiture of the Company's U.S. operations (which accounted for a revenue decrease of $6.2 million) offset, in part, by an increase in revenue as a result of the acquisition of WSI in February 2002. Revenue from continuing operations decreased slightly as price increases were more than offset by a decrease in volume. The volume decrease was the result of the loss of a national brokerage customer, a reduction in compactor sales, the loss of a residential contract, and a decrease in temporary roll off business in one of our heavy industrialized markets. Translating Canadian operations revenue into U.S. dollars resulted in a reduction in revenue as the Canadian dollar was worth less measured against the U.S. dollar during the three months ended March 31, 2002 as compared to the prior period.

Cost of operations

       Cost of operations includes labor, fuel, equipment maintenance, tipping fees paid to third-party disposal facilities, worker's compensation and vehicle insurance, the cost of materials purchased to be recycled, subcontractor expense and local, state or provincial taxes. Cost of operations decreased $4.8 million, or 28.0%, from $17.4 million for the three months ended March 31, 2001 to $12.6 million for the three months ended March 31, 2002; $4.7 million of this decrease was due to the sale of the U.S. operations.

     Cost of operations as a percentage of revenue decreased to 63.2% for the three months ended March 31, 2002 from 67.5% for the three months ended March 31, 2001. Operating costs as a percentage of revenue decreased as lower margin U.S. operations were eliminated and higher margin landfill operations were added with the purchase of WSI.

Selling, general and administrative

       Selling, general and administrative ("SG&A") expenses include management, sales, clerical, financial, accounting, administrative, overhead and professional services costs. SG&A expenses for the three months ended March 31, 2002 were $3.5 million compared to $4.4 million for the three months ended March 31, 2001. After adjusting for unusual charges of $0.7 million in 2001, SG&A increased by $0.2 million. As a percentage of revenue, SG&A expenses increased to 17.5% for the three months ended March 31, 2002 from 17.1% for the three months ended March 31, 2001. The increases are the result of increasing management, sales and administrative personnel and incurring their related costs to implement the Company's growth strategy.

Depreciation and amortization

      Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight-line method, depletion of landfill site costs on a unit of consumption basis, the amortization of other intangible assets over the appropriate time periods and prior to January 1, 2002, the amortization of goodwill over 40 years. The Company has accounted for all business acquisitions since inception using purchase accounting, which has resulted in significant amounts of goodwill being included on the balance sheet.

     Depreciation and amortization expense decreased $0.8 million, from $2.7 million for the three months ended March 31, 2001 to $1.9 million for the three months ended March 31, 2002. The elimination of the U.S. operations accounted for a decrease of $0.57 million in depreciation and amortization expense. The Company's adoption of SFAS No. 142 in 2002 accounted for an additional $0.58 million reduction in depreciation and amortization expense. These decreases in depreciation and amortization expense were partially offset by depletion of the newly acquired WSI landfill, depreciation on new capital expenditures and amortization on customer contracts and lists..

       As a percentage of revenue, depreciation and amortization expense decreased to 9.3% for the three months ended March 31, 2002 from 10.6% for the three months ended March 31, 2001 primarily due to the elimination of goodwill amortization under SFAS No. 142.

Interest and financing expense

      In the three months ended March 31, 2002, interest expense decreased 59.9% to $1.4 million from $3.5 million for the comparable period in 2001. The decrease was the result of the reduction in debt of approximately $44.0 million, which was financed from the proceeds of the September 2001 equity raise and the sale of the Company's U.S. assets. In addition, the weighted average interest rate on the Company's senior debt facility decreased to 5.1% in the three months ended March 31, 2002 compared to 10.7% for the three months ended March 31, 2001.

     Non-cash financing costs, related to the amortization of deferred financing costs under the Company's senior debt facility, increased to $0.6 million for the three months ended March 31, 2002 compared to $0.37 million for the comparable period in 2001 as the term of the original facility was reduced.

Income taxes

      The income taxes for the three months ended March 31, 2002 consists of income tax generated by the WSI group of companies and the large business corporation tax. The income taxes for the three months ended March 31, 2001 primarily consists of the reversal of deferred taxes in the U.S. operations.

Financial Condition

      As of March 31, 2002 and December 31, 2001 the Company's capital structure consisted of: (in thousands of US$)

________________________________________________________________________________
                                    At                  At
                                 March 31,         December 31,
                                   2002                2001           Change
________________________________________________________________________________
Long-term debt              $ 53,350   40.8%    $ 51,229  51.6%   $ 2,121   4.1%
Capital lease obligations      2,823    2.2        2,139   2.2        684  32.0
Stockholders' equity          74,562   57.0       45,913  46.2     28,649  62.4
________________________________________________________________________________
                            $130,735  100.0%    $ 99,281 100.0%   $31,454  31.7%
________________________________________________________________________________

     Stockholders' equity at March 31, 2002 increased by $28.6 million as compared to December 31, 2001 primarily due to receipt of net equity proceeds of $28.1 million from the Series 1 Preferred Share issue described above, and by net income of $0.3 million.

Liquidity and Capital Resources

     For the three months ended March 31, 2002, net cash provided by operations was $1.0 million, compared to $3.0 million for the prior period. This $2.0 million decrease was primarily due to lower accounts payable and accrued liabilities balances at March 31, 2002 compared to December 31, 2001. The balances were higher in December due to the delay in a check run, a delay in the payment of some disposal invoices, the accrual of change in control payments which were payable in January and timing of an interest payment.

      For the three months ended March 31, 2002, net cash used in investing activities increased to $21.0 million from $0.1 million of net cash used in investing activities in the prior period primarily due to the acquisition of WSI and an increase in capital expenditures made to upgrade the Company's vehicle fleet.

     For the three months ended March 31, 2002, net cash provided by financing activities was $29.0 million compared to net usage
of  2.1  million in the prior period.   Proceeds from  the  $28.1
million  equity  raise  were the main contributor  to  the  $31.1 million increase.

      The Company's capital requirements include working capital and fixed asset replacement. In addition, the Company may need capital to finance future acquisitions and integration of acquired businesses. The Company plans to meet its capital needs through various sources, including internally generated funds, borrowings under the Senior Credit Facility and, if necessary, additional debt or equity financings. The Company believes that its internally generated funds, along with borrowings under the Senior Credit Facility, will be sufficient to finance its working capital requirements for the foreseeable future. As of March 31, 2002, working capital was $11.3 million. The Company generally applies the cash generated from its operations that remains available after satisfying working capital and capital expenditure requirements to reduce indebtedness under the Senior Credit Facility.

     As of March 31, 2002, the Company had utilized approximately $58.2 million of its $65 million Senior Credit Facility, including approximately $52.0 million of United States dollar and Canadian dollar loans and outstanding letters of credit of $6.2 million. Of the $52.0 million outstanding under the Senior Credit Facility as of March 31, 2002, approximately $27.6 million consisted of U.S. dollar loans bearing interest at 5.0% and approximately $24.4 million consisted of Canadian dollar loans bearing interest at 5.3%. At March 31, 2002, the Company had $6.8 million of unused availability under the Senior Credit Facility, subject to the covenants and restrictions contained therein. The weighted average rate of interest on the Senior Credit Facility for the three months ended March 31, 2002 was 5.1% compared to 10.7% in the three months ended March 31, 2001. In the first quarter of 2002, the Company recorded a $23,000 non-cash unrealised foreign exchange loss related to the translation of United States dollar denominated debt resident in Canada. The weakness of the Canadian dollar in the first quarter of fiscal 2002 resulted in this unrealised loss. Any cash gains or losses on foreign exchange related to this debt will be realized when the debt is repaid using the foreign exchange rate prevailing at that time.

      At March 31, 2002, the Company was not in compliance with all covenants under its then existing senior debt facility. See "Defaults and Delinquencies". However, in June 2002, the Company entered into a new Senior Credit Facility and repaid all amounts outstanding under the pre-existing senior debt facility. On July 31, the Senior Credit Facility was increased to C$116 million. Assuming that the Company can locate additional lenders, the Senior Credit Facility can be increased by a further C$30 million prior to December 31, 2003. The new facility is subject to quarterly commitment reductions beginning in January 1, 2004, as described more fully below, and is collateralized by substantially all of the Company's assets. In addition to scheduled commitment reductions, the Company is required to prepay and reduce the available credit with the proceeds of any asset sales or issuances of debt, in each case subject to certain exceptions. Interest rates under the new facility are based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime rate).

     The Senior Credit Facility subjects the Company to various financial covenants and restrictions relating to, among other things, minimum net worth levels, specified fixed charge coverage ratios, maximum leverage ratios, minimum levels of earnings before interest, taxes, depreciation and amortization, limits on capital expenditures and indebtedness, lender approval of certain acquisitions and dispositions and limits on operating leases. Additionally, while the Senior Credit Facility is in place, the Company is not permitted to pay cash dividends on its capital stock. These covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the credit facility and/or an immediate obligation to repay all amounts outstanding. In such event, the Company would be required to refinance its debt or obtain capital from other sources such as subordinated debt, equity issuances, or sales of assets so that the Company could meet its repayment obligations, which may not be possible.

     Beginning January 1, 2004, the availability under the Senior Credit Facility will be mandatorily reduced by a specified amount each calendar quarter. The amount of each scheduled quarterly reduction is based upon a percentage of the aggregate commitment amount under the facility as of December 31, 2003, as set forth below:

__________________________________________________________________
         Repayment Date      Percent Reduction of Commitment
                              Amount as of December 31,2003
__________________________________________________________________
         January 1, 2004                   5.0%
         April 1, 2004                     8.0%
         July 1, 2004                      8.0%
         October 1, 2004                   8.0%
         January 1, 2005                  10.0%
         April 1, 2005                    11.0%
         June 30, 2005                    50.0%
_________________________________________________________________

      Proceeds of the loans under the Senior Credit Facility are to be used for general corporate purposes including capital expenditures, ongoing working capital requirements, and permitted acquisitions.

Seasonality

      The Company expects its results of operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of the Company's service areas in Ontario, resulting in more residential and commercial collection. Consequently, the Company expects operating income to be generally lower during the winter.

Inflation and Prevailing Economic Conditions

      To date, inflation has not had a significant effect on the Company's operations. Consistent with industry practice, many of the Company's contracts provide for a pass-through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company believes, therefore, that it should be able to implement price increases to offset many cost increases resulting from inflation. However, competitive pressures may require the Company to absorb at least part of these cost increases, particularly during periods of high inflation.

Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

     Exposure to exchange rate fluctuations are due to translation of the Company's Canadian balance sheet and income statement into United States dollars, the Company's reporting currency, and due to translation of United States dollar debt which resides in Canada into its Canadian dollar equivalent. To the extent United States dollar debt resident in Canada remains outstanding, no cash flow impact occurs as any gain or loss is unrealized.

      As of March 31, 2002, the Company had C$24.7 million of interest rate caps in place at a blended rate of 7.0% expiring April 2003. The Company adopted SFAS No. 133 ("Accounting for Derivative Instrument and Hedging Activities") effective January 1, 2001. The Company did not account for the derivatives held at December 31, 2000 as hedges when it adopted SFAS No. 133. The impact of the change in the method of accounting for derivatives held at December 31, 2000 was not significant.

PART II   OTHER INFORMATION
_________________________________________________________________

Legal Proceedings

      In the normal course of the Company's business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and
licensing   of  transfer  stations  and  landfills  or   alleging
environmental damage or violations of the permits and licenses pursuant to which the Company operates. In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business. As of the date of this Report, the Company does not believe that there is any current proceeding or litigation involving the Company that will have a material adverse impact on its business, financial condition, results of operations or cash flows.

Changes in Securities and Use of Proceeds

Material modifications to the rights of security holders

      On January 23, 2002, the Company by Articles of Amendment created a series of Preferred Shares consisting of an unlimited number of shares designated as Series I Preferred Shares. The Series I Preferred Shares were non-voting, non-cumulative, pre-emptive, redeemable, retractable and convertible. The Series I Preferred Shares were automatically convertible into Common Shares on the basis of one Common Share for each Series I Preferred Share held, such conversion to be effected by, and only by, approval of the conversion by ordinary resolution of the
holders   of  the  Common  Shares.   On  March  27,   2002,   the
shareholders of the Company approved the conversion of the preferred shares and effective as of April 1, 2002, all Series 1 Preferred Shares were automatically converted into 11,320,754 Common Shares of the Company following the approval of the common shareholders.

Recent sales of unregistered securities

      On  February 6, 2002, the Company sold 11,320,754 Series  1
Preferred Shares to certain investors, some of whom are directors or officers of the Company, for aggregate consideration of $28.1 million, net of issuance costs.

      The issuance of these securities was deemed to be exempt from registration under the Securities Act of 1933, as amended
(the "Securities Act") in reliance on Section 4(2) of the Securities Act or Regulation D thereunder as a transaction by an issuer not involving a public offering. The recipients of the securities represented that they were accredited investors and that they intended to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were attached to the certificates issued in such transaction.

Defaults Upon Senior Securities

     In April 2002, the lenders under the Company's then existing senior debt facility notified the Company that the Company's failure to provide the lenders with December 31, 2001 annual audited financial statements by March 31, 2002 and its breach of the interest coverage ratio covenant in the facility as at December 31, 2001 had resulted in a default under the facility. On June 3, 2002, the lenders further notified the Company that the Company was in default under the debt facility for failure to deliver a binding commitment letter to refinance the facility prior to May 31, 2002.

     However, in June 2002, the Company entered into a new three-year $61 million (C$92 million) Senior Credit Facility and repaid all amounts outstanding under the then existing senior debt facility, thereby eliminating the defaults described above. On July 31, 2002, the new facility was increased to C$116 million. The facility can be expanded by a further C$30 million prior to December 31, 2003 if any of the existing banks desire to increase their participation or any additional banks wish to join the facility. The new Senior Credit Facility, which is subject to quarterly commitment reductions beginning January 2004, is collateralized by substantially all of the Company's assets and subjects the Company to a number of financial and operational covenants and restrictions. See "Liquidity and Capital Resources".

Submission of Matters to a Vote of Security Holders

      A special meeting of the shareholders of the Company was held on March 27, 2002 (the "Special Meeting"). At the Special Meeting, the shareholders considered a proposal by the Company to issue 11,320,754 of the Company's Common Shares upon the conversion of the same number of the Company's Series 1 Preferred Shares in accordance with the terms of such Series 1 Preferred Shares. The proposal was approved, and the voting results were as follows: 14,774,234 shares voting in favor; 25,100 shares voting against; and 300 shares abstaining.

                           SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


               CAPITAL ENVIRONMENTAL RESOURCE INC.
                          (Registrant)


By:


/s/ David Sutherland-Yoest        Chairman of the Board
__________________________	  and Chief Executive Officer
David Sutherland-Yoest



/s/ David J. Feals                Chief Financial Officer
__________________________	  (principal financial officer)
David J. Feals



                    Date: October 3, 2002